Exhibit (a)(5)(T)

VMware Completes Tender Offer for Carbon Black Common Stock

PALO ALTO, Calif., Oct. 8, 2019 – VMware, Inc. (NYSE: VMW) and Carbon Black, Inc. (NASDAQ: CBLK) today announced that VMware has successfully completed its previously announced tender offer to purchase all outstanding shares of common stock (the “Shares”), of Carbon Black for a price of $26 per share (the “Tender Offer”), net to the seller in cash, without interest and less any applicable withholding taxes.

The Tender Offer expired at 5:00 p.m., New York City Time, on Monday, October 7, 2019 and was not extended. Approximately 64.1 million Shares of Carbon Black, representing approximately 85.1% of the outstanding Shares, were validly tendered in the Tender Offer and not validly withdrawn.

All conditions to the Tender Offer were satisfied. All Shares of Carbon Black that were validly tendered and not validly withdrawn have been accepted for purchase.

VMware will promptly complete its acquisition of Carbon Black through consummation of a merger of Calistoga Merger Corp., with and into Carbon Black without a vote of the Carbon Black stockholders, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware. Each remaining Share of Carbon Black not purchased in the Tender Offer (other than the exceptions) will be converted into the right to receive the same $26 in cash, without interest and less any applicable withholding taxes, that will be paid in the Tender Offer. Upon completion of the merger, Carbon Black will be a wholly-owned subsidiary of VMware.

As a result of the acquisition, Shares of Carbon Black will cease to be traded on the Nasdaq Stock Market, effective today as of market open.

About Carbon Black

Carbon Black (NASDAQ: CBLK) is a leader in cloud-native endpoint protection dedicated to keeping the world safe from cyberattacks. The CB Predictive Security Cloud® (PSC) consolidates endpoint protection and IT operations into an endpoint protection platform (EPP) that prevents advanced threats, provides actionable insight and enables businesses of all sizes to simplify operations. By analyzing billions of security events per day across the globe, Carbon Black has key insights into attackers’ behaviors, enabling customers to detect, respond to and stop emerging attacks.

More than 5,600 global customers, including approximately one third of the Fortune 100, trust Carbon Black to protect their organizations from cyberattacks. The company’s partner ecosystem features more than 500 MSSPs, VARs, distributors and technology integrations, as well as many of the world’s leading IR firms, who use Carbon Black’s technology in more than 500 breach investigations per year.

Carbon Black and CB Predictive Security Cloud are registered trademarks or trademarks of Carbon Black, Inc. in the United States and other jurisdictions.

About VMware

VMware software powers the world’s complex digital infrastructure. The company’s cloud, networking and security, and digital workspace offerings provide a dynamic and efficient digital foundation to customers globally, aided by an extensive ecosystem of partners. Headquartered in Palo Alto, California, VMware is committed to being a force for good, from its breakthrough innovations to its global impact. For more information, please visit https://www.vmware.com/company.html.

Contacts

Paul Ziots

VMware Investor Relations

pziots@vmware.com

650-427-3267

Michael Thacker

VMware Global PR

mthacker@vmware.com

650-427-4454